UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B100

(CUSIP Number)

ATIF Holdings Limited

Attn: Pishan Chi

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan district, Shenzhen, China

+(86) 0755-8695-0818

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Jun Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,061,574(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,061,574(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	8.6%(2)
14.	Type of Reporting Person (See Instructions)	IN

(1)	Jun Liu (the “Reporting Person”) beneficially owns 4,061,574 ordinary shares (“Shares”) of ATIF Holdings Limited (“Issuer”), which includes (i) 696,941 shares through a voting rights proxy agreement dated August 31, 2020, which was entered into with Tao Jiang; (ii) 2,030,786 shares through a voting rights proxy agreement dated August 31, 2020, which was entered into with Bo Jiang; and (iii) 1,333,847 shares through a voting rights proxy agreement dated August 31, 2020, which was entered into with Di Wang. As part of the voting rights proxy agreements, The Reporting Person may deemed to have shared voting rights to vote all Shares on all matters including the election of directors. Reporting Person expressly disclaims beneficial ownership of any of the Shares covered by the voting right proxy agreements.
(2)	The calculation of this percentage is based on 47,014,674 ordinary shares, par value $0.001, of ATIF Holdings Limited (the “Issuer”) as reported on the Issuer’s Form F-3, as amended, filed with the SEC on June 12, 2020.

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of ordinary shares, par value $0.001 per share (the “Shares”) of ATIF Holdings Limited, a British Virgin Islands company (the “Issuer”). The Issuer’s principal executive office is Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China.

Item 2. Identity and Background

This statement is being filed on behalf of Mr. Jun Liu (the “Reporting Person”). On August 31, 2020, the Reporting Person entered into separate voting rights proxy agreements (“Voting Agreements”) with Mr. Tao Jiang, Mr. Bo Jiang and Ms. Di Wang (each a “Holder”), pursuant to which each Holder granted the Reporting Person the right to vote all the Shares owned by such Holder. As such, Mr. Liu may be deemed to have beneficial ownership of such shares. The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(a)	The Reporting Person is an individual and a citizen of the People’s Republic of China.

(b)	The Reporting Person’s address is Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China.

(c)	The Reporting Person’s present principal occupation is the president and chairman of the Board of Directors of the Issuer.

(d)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed because, under the facts and circumstances as described in Items 2 and 5 of this Schedule 13D, the Reporting Person is deemed to beneficially own 4,061,574 Shares pursuant to Rule 13d-3 under the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Person.

Item 4. Purpose of the Transaction

Pursuant to the facts and circumstances as described in this Schedule 13D, the Reporting Person was granted the right to vote all the Shares owned by each of the Holder. The Reporting Person’s is the president and chairman of the Board of Directors of the Issuer and each Holder believe that the Reporting Person’s position with the Issuer will allow the Reporting Person to represent and vote for the Issuer’s best interests as the Reporting Person is aware of and understands well all matters concerning the Issuer. There was no additional transaction involving the acquisitions or dispositions of securities of the Issuers by the Reporting Person.

Subject to ongoing evaluation, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Prior to August 31, 2020, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Act, of any Shares of the Issuer or any other securities exchangeable or convertible into Shares of the Issuer. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, as a result of entering into separate Voting Agreements with each Holder, the Reporting Person may be deemed to beneficially own 4,061,574 Shares, which represents approximately 8.6% of the total outstanding ordinary shares of the Issuer. The calculation of this beneficial ownership percentage is based on 47,014,674 Shares issued and outstanding, as reported on the Issuer’s Form F-3, as amended, filed with the SEC on June 12, 2020.

(b)	Pursuant to the Voting Agreements, the Reporting Person was granted a power of attorney to all of the voting rights of the each of the Holders, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. The Reporting Person may be deemed to have shared voting rights to vote all Shares. However, Reporting Person (i) is not entitled to any other rights as a shareholder of the Issuer as to the Shares and (ii) disclaims any beneficial ownership of the Shares which are covered by the Voting Agreements.

(c)	Except as described in this Schedule 13D, there have been no transactions in ordinary shares of the Issuer by the Reporting Person during the past sixty (60) days.

(d)	To the knowledge of the Reporting Person, no persons other than the members of the Issuer who are party to the voting rights proxy agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or other securities of the ordinary shares of the Issuer subject Issuer subject to the voting rights proxy agreements. No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e)	Not applicable.

The above descriptions of the Voting Agreements are not intended to be complete and are qualified in their entirety by reference Voting Agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7. Materials to be Filed as Exhibits

1.	Voting Rights Proxy Agreement dated as of August 31, 2020 by and between Jun Liu and Tao Jiang
2.	Voting Rights Proxy Agreement dated as of August 31, 2020 by and between Jun Liu and Bo Jiang
3.	Voting Rights Proxy Agreement dated as of August 31, 2020 by and between Jun Liu and Wang Di

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jun Liu

/s/ Jun Liu
By: Jun Liu, an individual
Date: September 23, 2020

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).